COMMENTS RECEIVED ON 08/21/2025

FROM DANIEL GREENSPAN

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Utilities Portfolio

POST-EFFECTIVE AMENDMENT NO. 177

1)

“Fund Summary” (prospectus)

“Fee Table”

“Class A and Class M purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class M purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% and 0.25%, respectively.”

C:

If applicable, the Staff requests we disclose if there are any other criteria for when one of these classes would be subject to a contingent deferred sales charge.

R:

Additional information regarding CDSCs potentially assessed on redemptions of Class A and Class M shares is appropriately included in the “Fund Distribution” section of the prospectus pursuant to Item 8 of Form N-1A.

2)

“Fund Summary” (prospectus)

“Fee Table”

C:

Supplementally, the Staff requests we explain the basis for including the estimated footnote for new classes.

R:

Although the fund is not a “New Fund” as defined in Instruction 6 of Item 3 of Form N-1A, the “Management fee” and “Other expenses” line items of the fee table include certain fees and expenses that are expected to be incurred in different amounts by these classes as compared to other classes of the fund. Therefore, we believe it is appropriate to note that these fees and expenses are based on estimated amounts for the current fiscal year because the classes have not begun incurring these fees and expenses.